Exhibit (d)(3)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of November 27, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and T. Rowe Price Associates, Inc., a Maryland corporation (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement, dated as of July 6, 2007 (“Agreement”), for EQ Advisors Trust (“Trust”) as follows:

1. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the EQ/T. Rowe Price Growth Stock Portfolio of the Trust.

2. Appendix A. Appendix A is hereby replaced in its entirety by the Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Darrell N. Braman
	Steven M. Joenk		Name:	Darrell N. Braman
	Senior Vice President		Title:	Vice President

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser on or about the fifth day of each month compensation computed at an annual rate equal to the following:

Related Portfolios	Advisory Fee**,†

Large Cap Growth Portfolios, which shall consist of the following Portfolio and Allocated Portion of a Related Portfolio*** (collectively referred to as “Large Cap Growth Portfolios”)

EQ/T. Rowe Price Growth Stock Portfolio, a series of EQ Advisors Trust

Multimanager Large Cap Growth Portfolio*,***

0.40% of the Large Cap Growth Portfolios’ average daily net assets up to and including $250 million; and 0.375% of the Large Cap Growth Portfolios’ average daily net assets in excess of $250 million up to and including $500 million; and 0.35% of the Large Cap Growth Portfolios’ average daily net assets in excess of $500 million.

Once the Large Cap Growth Portfolios’ average daily net assets exceed $1 billion, the 0.35% advisory fee will apply to all asset levels.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “T. Rowe Allocated Portion”.

**	The daily advisory fee for the Large Cap Growth Portfolios is calculated by multiplying the aggregate average daily net assets of the Large Cap Growth Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

***	Related Portfolios are other registered investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified as “Large Cap Growth Portfolios.”

†	The Adviser will provide the Manager a transitional credit to eliminate any discontinuity between the tiered fee schedule and the flat fee schedule applicable once the Large Cap Growth Portfolios exceed $1 billion. The credit will apply as follows at asset levels between approximately $946 million and $1 billion.

To accommodate circumstances where the Large Cap Growth Portfolios’ assets fall below $1 billion, and to prevent a decline in the Portfolios’ assets from causing an increase in the absolute dollar fee, the Adviser will provide a transitional credit to cushion the impact of reverting to the original tiered fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered or (b) fall below a threshold of approximately $946 million, which would trigger the application of the tiered fee schedule.

The credit is determined by prorating the difference between the tiered fee schedule and the flat fee schedule over the difference between $ 1 billion and the current portfolio size for billing purposes. The credit would approach $187,500 annually when the Large Cap Growth Portfolios assets were close to $1 billion and fall to $0 at approximately $946 million.

The transitional fee credit is determined as follows:

Average Daily Fund Assets - $946,428,571	X	$187,500
$53,571,429